WILLIS LEASE FINANCE CORPORATION

773 San Marin Drive, Suite 2215

Novato, California  94998

March 12, 2010

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549-4631

Re:                             Willis Lease Finance Corporation
Form 10-K for the year ended December 31, 2008

Definitive Proxy Statement on Schedule 14A filed April 29, 2009

File No. 1-15369

Dear Ms. Long:

This letter sets forth the response of Willis Lease Finance Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2008 and (ii) the Definitive Proxy Statement on Schedule 14A filed April 29, 2009 contained in your letter dated February 26, 2010 (the “Comment Letter”).  The response is numbered to correspond to the number of the comment in the Comment Letter.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2009

Comment No. 1:

We note your response to comment 5 in our letter dated January 28, 2010.  From your response to comment 12 in our letter dated December 3, 2009, we note that you benchmark annual cash compensation against a percentage of the 75th percentile of the market.  Please revise your disclosure to address where each named executive officer’s actual annual compensation fell relative to his respective benchmark and explain why cash compensation amounts exceeded or fell short of these benchmarks.

Response to Comment No. 1:

As set forth below, we are adding a column to the chart previously set forth in our response to comment 5 in our response letter dated February 17, 2010 to the comments of the Staff of the Commission in order to list the actual total annual cash compensation for the listed Named Executive Officers as a percentage of the target total annual cash compensation (base salary and target bonus) for such Named Executive Officers.

The total annual cash compensation (based on the actual bonuses paid) for the listed Named Executive Officers compared to (i) the total annual cash compensation actually paid for the survey group as well as to (ii) the Named Executive Officer’s target total annual cash compensation (assuming target bonus) is set forth in the columns of the chart below.  Such percentages result because Mr. Beaumont received no bonus since he was not employed on December 31, 2008 and the other Named Executive Officers received approximately an 186.9% payout of 2008 target bonuses based on the extent to which the Company exceeded the target return on equity of 11.6% as described in our response to comment 16 in our response letter dated January 15, 2010 to the comments of the Staff of the Commission.

	Annual Cash Compensation	Annual Cash Compensation as a % of Target Annual
Executive	as a % of 75th Percentile	Cash Compensation
Mr. Willis	133%	143%
Mr. Beaumont	43%	54%
Mr. Forsyth	91%	133%
Mr. Nord	101%	129%

If you have any further comments or questions regarding this letter, please contact me at (415) 408-4700

Very truly yours,

/s/ Bradley S. Forsyth

Bradley S. Forsyth
Chief Financial Officer

cc:	Hagen Ganem, Securities and Exchange Commission
Andrew Schoeffler, Securities and Exchange Commission
Thomas C. Nord, Esq., General Counsel
Perkins Coie LLP